Debevoise & Plimpton LLP 919 Third Ave New York, New York 10022 +1 212 909 6000

July 29, 2016

Terence O’Brien

Branch Chief

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Univar Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 3, 2016
File No. 1-37443

Dear Mr. O’Brien:

This letter sets forth the responses of Univar Inc. (the “Registrant”) to the comments contained in your letter, dated July 19, 2016, relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on March 3, 2016 and the Registrant’s Current Report on Form 8-K filed on May 3, 2016. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) comments from the Staff or changes to disclosure in response to comments from the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Registrant may not assert comments from the Staff as a defense to a proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Terence O’Brien	2	July 29, 2016

Form 10-K for Fiscal Period Ended December 31, 2015

Selected Financial Data, page 50

1.	We note the adjustment of “Other operating expenses, net” in your reconciliation of net income to Adjusted EBITDA primarily includes pension mark-to-market actuarial gains and losses. Please expand your disclosures to clearly state what the adjustment represents in the context of your pension accounting policy. For example, you should clarify how you account for these actuarial gains and losses in your historical financial statements. Also provide quantitative context for the actual and expected plan asset returns.

Specifically, disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that in its future filings where the Registrant discloses consolidated Adjusted EBITDA, the Registrant will provide the following disclosures related to the pension mark to market actuarial gains/losses in periods in which such gains/losses are recognized.

The pension mark to market loss (gain) is measured and recognized in its entirety within the statement of operations annually on December 31. The adjustment primarily includes the difference between the expected return on plan assets and the actual return on plan assets as well as differences resulting from assumption changes and changes in plan experience between the prior pension measurement date and the current pension measurement date. For details of pension expense both within and excluded from Adjusted EBITDA, see table below.

Year Ended December 31, 2015
Service cost	$5.5
Interest cost	51.1
Expected return on plan assets	(66.0)
Amortization of unrecognized prior service cost/(credit)	(11.7)

Pension expense included in Adjusted EBITDA	(21.1)

Mark to market loss (gain) due to difference in asset returns	67.3
Mark to market loss (gain) due to assumption changes	(39.3)
Mark to market loss (gain) due to plan experience	(6.9)

Mark to market loss (gain)	21.1
Pension curtailment/settlement gains
Settlement	(1.4)
Curtailment	(2.6)

(4.0)

Pension expense excluded from Adjusted EBITDA	17.1

Total pension expense (income)	$(4.0)

Terence O’Brien	3	July 29, 2016

Financial Statements

Note 5 – Redundancy and Restructuring, page 102

2.	We note you recorded material restructuring charges of $33.7 million and $46.2 million in 2015 and 2014, respectively. Please expand your disclosures to quantify the total amount of costs expected to be incurred, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments, for each reportable segment for which costs were incurred. Further, to the extent material, quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings. With respect to your prior year restructuring activities, disclose if the anticipated cost savings were realized. If actual savings have not been achieved as expected or are achieved in periods other than as expected, disclose the reasons and estimated effects on your operating results and liquidity. Refer to SAB Topic 5:P.4 for guidance. This issue also applies to your interim reports on Form 10-Q.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that in its future filings on Form 10-K and Form 10-Q, the Registrant will provide the following additional disclosures related to redundancy and restructuring charges within its footnotes and MD&A.

Footnote disclosures

Anticipated total costs

	USA	Canada	EMEA	ROW	Other	Total
Anticipated total costs
Employee termination costs
Facility exit costs
Other exit costs
Total

Terence O’Brien	4	July 29, 2016

Incurred to date costs

	USA	Canada	EMEA	ROW	Other	Total
Year ended December 31, 2016
Employee termination costs
Facility exit costs
Other exit costs
Total
Year ended December 31, 2015
Employee termination costs
Facility exit costs
Other exit costs
Total
Year ended December 31, 2014
Employee termination costs
Facility exit costs
Other exit costs
Total

The following table summarizes activity related to accrued liabilities associated with redundancy and restructuring

	January 1, 2015	Charges to earnings	Cash paid	Non-cash and other	December 31, 2015
Employee termination costs
Facility exit costs
Other exit costs
Total

	January 1, 2016	Charges to earnings	Cash paid	Non-cash and other	June 30, 2016
Employee termination costs
Facility exit costs
Other exit costs
Total

While the Registrant believes the recorded redundancy and restructuring liabilities are adequate, revisions to current estimates may be recorded in future periods based on new information as it becomes available.

Terence O’Brien	5	July 29, 2016

Management Discussion & Analysis disclosures

We are estimating annual cost savings in the range of approximately             to             million within warehouse, selling and administrative expenses and primarily within the USA and EMEA segments for redundancy and restructuring actions taken within the period ended             with approximately             % of these cost saving being anticipated within the year ending December 31, 2016.

We are also estimating annual cost savings in the range of approximately             to             million within warehouse, selling and administrative expenses and primarily within the USA and EMEA segments for redundancy and restructuring actions taken within the year ended December 31, 2015 with approximately             % of these cost savings being anticipated within the year ending December 31, 2016.

These estimated cost savings are based on information currently available to us. There can be no guarantee that all or any of these cost savings will actually be achieved. The actual amount of cost savings, if any, may differ materially from the estimates in the table above.

Form 8-K Filed May 3, 2016

3.	Your disclosures, including your headlines, appear to give more prominence to Adjusted EBITDA rather than to the comparable GAAP measure, which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

The Registrant respectfully acknowledges the Staff’s comment and will prepare its future filings accordingly.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Tracie Mariner

Nudrat Salik

Securities and Exchange Commission

Carl J. Lukach

Stephen N. Landsman

Univar Inc.